File Number 82-34942

07023811

RECEIVED
2007 MAY 24 A 10: -5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation

Annual Meeting of Shareholders

Held on May 11, 2007

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

SUPPL

Brief Description of Matters Voted Upon	**Outcome of the Vote**	**Conducted by Ballot** *(Indicate if votes were cast in person or by proxy)*		
		Number or Percentage of Votes Cast		
		For	**Against**	**Withheld**
Election of Directors	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of directors to fix remuneration	Passed by show of hands	n/a	n/a	n/a

MEDICAL FACILITIES CORPORATION

Per: *"Michael Salter"*
Chief Financial Officer

GOODMANS\\5445940.1

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

B

dlw 5/24

File Number 82-34942

Medical Facilities Corporation

Annual Meeting of Shareholders

Held on May 11, 2007

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot (Indicate if votes were cast in person or by proxy)		
		Number or Percentage of Votes Cast		
		For	Against	Withheld
Election of Directors	Passed by show of hands	n/a	n/a	n/a
Appointment of Auditors and authorization of directors to fix remuneration	Passed by show of hands	n/a	n/a	n/a

MEDICAL FACILITIES CORPORATION

Per: *"Michael Salter"*
Chief Financial Officer

GOODMANS\\5445940.1

END